UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 25, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number  1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Capital Accumulation Plan

Audited Financial Statements and Schedule

Years Ended October 25, 2008, and October 27, 2007

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan (the Plan) as of October 25, 2008, and October 27, 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2008, and October 27, 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 17, 2009

Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	October 25, 2008	October 27, 2007
Assets
Investments, at fair value	$26,629,085	$29,769,359
Contribution receivable from employer	32,615	54,650
Contribution receivable from participants	42,225	70,499
Net assets available for benefits	$26,703,925	$29,894,508

See accompanying notes.

Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 25, 2008	October 27, 2007
Additions:
Employer incentive and match contributions	$1,921,888	$1,265,209
Participant contributions	2,168,718	1,750,088
Employee rollover	577,118	788
Investment income	655,954	529,368
Assets transferred to the Plan	198,141	—
Total additions	5,521,819	3,545,453

Deductions:
Distributions to participants	1,523,526	1,964,447
Administrative expenses	49,835	45,965
Total deductions	1,573,361	2,010,412

Net realized and unrealized (depreciation) appreciation in fair market value of investments	(7,139,041)	2,241,311
Net (deductions) additions	(3,190,583)	3,776,352
Net assets available for benefits at beginning of year	29,894,508	26,118,156
Net assets available for benefits at end of year	$26,703,925	$29,894,508

See accompanying notes.

Capital Accumulation Plan

Notes to Financial Statements

October 25, 2008

1. Significant Accounting Policies

The accounting records of the Capital Accumulation Plan (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). The nonpooled separate account consists of common stock of Hormel Foods Corporation (the Company or the Sponsor) and a portion of uninvested cash. For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in the insurance company general account is reported at contract value which approximates fair value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses of administering the Plan are paid by the Plan unless paid by the plan sponsor.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in the Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through Massachusetts Mutual Life Insurance Company (MassMutual). The statement of net assets available for benefits presents the fair value of the investment in the General Investment Account which equals the contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Capital Accumulation Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. The pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan will adopt SFAS No. 157 at the beginning of fiscal year 2009 and is currently assessing the effect, if any, the adoption will have on the financial statements.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan, sponsored by Rochelle Foods, LLC, is a contributory defined contribution plan covering certain employees of Rochelle Foods, LLC; Creative Contract Packaging, LLC; Park Ten Foods, Ltd.; Fort Dodge Foods, LLC; Diamond Crystal Brands, Inc. — Quakertown; Osceola Foods, LLC; Burke Marketing Corporation; Provena Foods, Inc.; Lloyd’s Barbecue Company LLC.; and Mexican Accent LLC. Employees generally become participants in the Plan on the enrollment date following six months of eligibility service, with respect to employee deferral contributions.

Each employee who elects to become a member of the Plan authorizes a deduction of 1% to 50% of his or her compensation for each pay period. The Plan contains a diversified selection of funds, intended to satisfy Section 404(c) of ERISA. The Sponsor provides matching and fixed incentive contributions. These contributions vary according to employee classification and employer.

Each participant’s account is credited with the participant’s and the Sponsor’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Capital Accumulation Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participant contributions are always fully vested. Participants become vested 20% per year, over five years, in their company fixed incentive and company match accounts. Forfeitures used to reduce employer contributions for the years ended October 25, 2008, and October 27, 2007, were $141,036 and $52,047, respectively. Cumulative forfeited nonvested accounts as of October 25, 2008, and October 27, 2007, were $12,129 and $95,159, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

Participants may borrow from their accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Participants are required to make repayments of principal and interest through payroll deductions. The loans are secured by the balance in a participant’s account.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time without the consent of any participant or beneficiary subject to restrictions set by the collective bargaining agreement and subject to the provisions of ERISA.

3. Investments

The crediting interest rate on the General Investment Account was 4.30% and 4.65% as of October 25, 2008, and October 27, 2007, respectively.  The average yield was 4.51% during plan year 2008, which approximates the actual interest rate credited to the plan participants.

The Plan has entered into a benefit-responsive investment contract with MassMutual, which is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semiannual basis for resetting.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor event (e.g., divestures or spin-offs of a subsidiary), which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The General Investment Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor or on the contract anniversary date with 90 days’ prior notice.

During the years ended October 25, 2008, and October 27, 2007, the Plan’s investments (including investments bought, sold, as well as held during the year) depreciated or appreciated in fair value by $(7,139,041) and $2,241,311, respectively, as follows:

	2008	2007
Net (depreciation) appreciation in fair value during the year:
Separate trust accounts	$(721,795)	$739,987
Pooled separate accounts	(6,342,397)	1,491,175
Nonpooled separate account (including company common stock)	(74,849)	10,149
	$(7,139,041)	$2,241,311

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The contract value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 25, 2008	October 27, 2007
Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Option	$ *	$2,405,741
Moderate Growth Option	3,524,533	4,294,973
Conservative Growth Option	3,097,077	2,976,291

Separate trust accounts:
State Street Corporation:
American Funds Euro Pacific Fund	—	2,092,984

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	11,919,628	9,204,246

*Less than 5% of assets.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Capital Accumulation Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Capital Accumulation Plan

EIN: 36-3889635     Plan: 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 25, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Nonpooled separate account:
State Street Corporation:*
Hormel Hourly Company Stock Account	13,682 units	$265,994

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
General Investment Account	713,047 units	11,919,628

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Moderate Growth Option	311,223 units	3,524,533
Conservative Growth Option	260,479 units	3,097,077
Aggressive Growth Option	128,348 units	1,323,954
Select Small Cap Value Equity Fund (SSgA)	5,609 units	335,967
Select Fundamental Value Fund (Wellington)	5,885 units	591,462
Select Large Cap Value (Davis)	2,313 units	285,552
Conservative Journey	3,332 units	420,018
American Funds Euro Pacific Growth Fund	14,292 units	725,698
American Funds Growth Fund of America	10,083 units	576,421
Select Indexed Equity Fund (Northern Trust)	2,175 units	172,082
Premier Core Bond Fund (Babson Capital)	104 units	154,757
Total pooled separate accounts		11,207,521

Separate trust accounts:
State Street Corporation:*
Black Rock High Yield Bond Fund	23,468 units	213,894
Rainier Large Cap Growth Equity Portfolio	43,026 units	268,255
Van Kampen Small Cap Growth	71,835 units	488,536
Laudus Rosenberg International Small Capitalization Fund	222 units	1,240
Total separate trust accounts		971,925

Promissory notes*	Various notes from participants, bearing interest at 5.0% to 10.0%, due in various installments through August 2022	2,264,017
Total assets held for investment purposes		$26,629,085

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN

Date: April 22, 2009	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm